EMI

03 NOV 12 AM 7:21

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

SUPPL

3rd November, 2003.

Attn: Filing Desk - Stop 1-4

03037312

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 17th October 2003, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 3rd November 2003, advising the expected announcement date of the Company's results for the six months to 30th September 2003.

Yours faithfully,

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

Enc.

dlw 11/14

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 03/49

Company Announcements Office,
London Stock Exchange.

3rd November, 2003.

Dear Sirs,

EMI GROUP PLC

Results for the Six Months to 30th September 2003 and Interim Dividend

We advise that it is expected that the results of EMI Group plc for the six months to 30th September 2003, together with a declaration of an interim dividend, will be notified to the Company Announcements Office on the morning of Wednesday 19th November 2003 for release on the Regulatory News Service.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231